January 31, 2013

Via EDGAR

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	ANN INC.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed March 9, 2012
File No. 001-10738

Dear Ms. Jenkins:

This letter sets forth the response of ANN INC. (the Company) to the comment of the Staff of the Division of Corporation Finance (the Staff) of the United States Securities and Exchange Commission (the Commission) contained in a letter to the Company dated January 17, 2013 regarding the above referenced Form 10-K. Our response to the comment is set forth below following the text of the Staff’s comment.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended January 28, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Selling, General and Administrative Expenses, page 23

1.	We note from your disclosure on page 68 in the notes to the consolidated financial statements that you incurred $5.5 million in pre-tax charges during the fourth quarter of 2011 related to a “management realignment”. Please provide us with, and confirm in future filings you will revise to provide, a detailed discussion of the “management realignment”, as well as, the nature of the expenses included in this charge.

In January 2012, the Company exercised its rights under a Confidentiality, Non-Solicitation of Associates and Non-Competition agreement (the “Agreement”) between the Company and Ms. Christine Beauchamp, former Brand President, Ann Taylor division. As a result, Ms. Beauchamp’s employment with the Company was terminated on January 27, 2012. As discussed more fully in the Company’s Proxy Statement for its 2012 Annual Meeting of Stockholders, in connection with her separation from the Company, Ms. Beauchamp is bound by the confidentiality, non-solicitation and non-compete provisions of the Agreement. In consideration for her compliance with those provisions, Ms. Beauchamp is entitled to receive approximately $5.5 million in severance benefits consisting of 18 months of her base salary and health benefits payable over a 12-month period and performance compensation under the Company’s short-term cash incentive plan and Long-Term Restricted Cash Program. There were no other material costs associated with Ms. Beauchamp’s separation from the Company.

In response to the Staff’s comment, we will revise the prior year discussion of Selling, General and Administrative Expenses in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-K for the Fiscal Year Ended February 2, 2013 to read as follows:

“Selling, general and administrative expenses in Fiscal 2011 increased approximately $84.1 million compared with Fiscal 2010. This increase was primarily due to higher payroll and occupancy costs associated with our store growth, primarily in the factory outlet channel, an overall increase in variable costs related to higher net sales, an increase in marketing expenses and severance and related costs associated with the separation of the former Brand President, Ann Taylor division. These increases were partially offset by a decrease in performance-based compensation expense. The decrease in selling, general and administrative expenses as a percentage of net sales in Fiscal 2011 as compared to Fiscal 2010 was primarily due to fixed cost leveraging as a result of higher net sales, Restructuring Program savings and our continued focus on expense management.”

In addition, we will revise the disclosure in Footnote 12, Selected Quarterly Financial Data – Unaudited, in the Notes to Consolidated Financial Statements included in the Company’s Form 10-K for the Fiscal Year Ended February 2, 2013 to read as follows:

“(1) Includes approximately $5.5 million in pre-tax charges recorded during the fourth quarter of Fiscal 2011 for severance and related costs associated with the separation of the former Brand President, Ann Taylor division.”

We appreciate the Staff’s consideration of our response to its comment and we will incorporate the revised disclosures noted in our response to comment 1above in our Fiscal 2012 Form 10-K. In addition, we will consider more detailed disclosure of any such material future costs in future filings with the Commission, where applicable.

Should you have any questions, or wish to discuss our response, please call me directly at 212-541-3547.

Sincerely,

/s/ Michael J. Nicholson

Michael J. Nicholson

Executive Vice President, Chief Operating Officer and Chief Financial Officer

cc:	Jamie Kessel, Division of Corporation Finance, SEC
Angela Halac, Division of Corporation Finance, SEC